SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 29, 2005	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the Sixth Meeting of the Fifth Session of

the Board of Directors

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and severally and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

The directors were informed of the convening of the sixth meeting of the fifth session of the board of directors of the Company (the “Meeting”) via facsimile and mail on 25 November 2005. The Meeting was held on 7 December 2005 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 11 of them attended the Meeting. Mr. Xiang Hanyin, director, had a conflicting business commitment and did not attend the Meeting. He had appointed Mr. Lei Dianwu, director, as his irrevocable voting proxy. The Meeting complied with the requirements of the Company Law of the People’s Republic of China and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1 The issue of short-term commercial papers by the Company, in one or multiple tranches, with a maximum aggregate principal amount of RMB2 billion or any such maximum amount as approved by the People’s Bank of China pursuant to the Administrative Measures on Short-term Commercial Papers promulgated by the People’s Bank of China and any other applicable regulations was considered and approved (with 12 votes in favor, 0 votes against, 0 abstentions);

The proceeds will form part of the Company’s working capital, and will be used for crude oil procurement and as a capital reserve.

Resolution 2 An unconditional general mandate to be given to the board of directors or any two or more directors of the Company to determine the terms and conditions and any relevant matters in relation to the issue of the short-term commercial papers in view of the financing needs of the Company and the market conditions, including but not limited to the final principal amount, the interest rate and the term of maturity of the short-term commercial papers as set out in Resolution 1 above and the preparation and execution of all necessary documents was considered and approved (with 12 votes in favor, 0 votes against, 0 abstentions);

Resolution 3 The convening of the Company’s 2006 first extraordinary general meeting on 24 January 2006 in Jinshan District, Shanghai at 9 a.m. was considered and approved (with 12 votes in favor, 0 votes against, 0 abstentions);

Resolution 4 Contents of the drafts of announcement and the circular to shareholders on the issue of short-term commercial papers, the authorization given to Mr. Rong Guangdao, Chairman, to amend the announcement and the circular when appropriate, and the dispatching of the circular to shareholders on or around 8 December 2005 were considered and approved (with 12 votes in favor, 0 votes against, 0 abstentions).

Resolution 5 Rules of Meeting Procedures of the Remuneration and Appraisal Committee of the board of directors were considered and approved. For details please refer to the website of Shanghai Stock Exchange (with 12 votes in favor, 0 votes against, 0 abstentions).

Resolution 6 Rules of Meeting Procedures of the Audit Committee of the board of directors were considered and approved. For details please refer to the website of Shanghai Stock Exchange (with 12 votes in favor, 0 votes against, 0 abstentions).

Resolution 7 Postponement of the 2005 second extraordinary general meeting from 10:00 a.m. on 28 December 2005 to 2:00 p.m. on 30 December 2005 (with the location of the extraordinary general meeting and the resolutions to be approved at such meeting unchanged), was considered and approved (with 12 votes in favor, 0 votes against, 0 abstentions).

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 7 December 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

8 December 2005

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

SHORT-TERM COMMERCIAL PAPER PROGRAM AND 2006 FIRST EXTRAORDINARY GENERAL MEETING

A notice convening the 2006 First Extraordinary General Meeting to be held at Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China on 24 January 2006 (Tuesday) at 9:00 a.m. is set out on page 4 to page 6 of this Circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company as soon as possible and, in any event, not less than 24 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish, in which case you will be deemed to have withdrawn the proxy you have appointed.

CONTENTS		Page
1	LETTER FROM THE BOARD

1	Introduction	1

2	Principal terms of the Short-term Commercial Paper Program	2

3	Benefits of the Short-term Commercial Paper Program	2

4	Extraordinary General Meeting	3

	NOTICE OF THE 2006 FIRST EXTRAORDINARY GENERAL MEETING	4

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Directors:

Rong Guangdao

Du Chongjun

Han Zhihao

Wu Haijun

Gao Jinping

Shi Wei

Non-Executive Directors:

Lei Dianwu

Xiang Hanyin

Independent Non-Executive Directors:

Chen Xinyuan

Sun Chiping

Jiang Zhiquan

Zhou Yunnong Registered Office:

48 Jinyi Road

Jinshan District

Shanghai 200540

PRC

8 December 2005

Dear Sir or Madam,

SHORT-TERM COMMERCIAL PAPER PROGRAM AND 2006 FIRST EXTRAORDINARY GENERAL MEETING

1. Introduction

The board of directors (the “Board”) of the Company in its announcement dated 7 December 2005 announced that it has resolved upon a proposed issue of short-term commercial papers by the Company (the “Short-term Commercial Paper Program”). The purpose of this circular is to provide shareholders of the Company with further information on the Short-term Commercial Paper Program and the extraordinary general meeting to be held for the purpose of approving such Short-term Commercial Paper Program.

2. Principal terms of the Short-term Commercial Paper Program

Amount	raised: up to a maximum aggregate principal amount of RMB2 billion

Terms	of Maturity: not more than 365 days from the actual date of issue

Interest rate: to be decided by reference to the prevailing market rate of short-term commercial papers of similar maturity at the time of issuance, which generally is below the prevailing lending rate announced by the People’s Bank of China

Intended investors: Domestic institutional investors approved by the People’s Bank of China, which will not be a connected person as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Underwriting: a lead underwriter recognised by the People’s Bank of China will be appointed to take the lead to form an underwriting syndicate to underwrite commercial papers issued by the Company, which will not be a connected person as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Conditions:

(i) shareholders’ approval at a general meeting;

(ii) filing notice issued by the People’s Bank of China; and

(iii) entering into an underwriting agreement in terms to the satisfaction of the Board

Use of proceeds: the proceeds will form part of the Company’s working capital, and will be used for crude oil procurement and as a capital reserve

Expected date of issuance: may be issued in multiple tranches within 12 months from the date of approval by the People’s Bank of China and subject to the discretionary decision of the Board in view of market conditions and the financing needs of the Company

3. Benefits of the Short-term Commercial Paper Program

Short-term commercial papers are relatively new means of short-term fund raising in the People’s Republic of China. Given the interest rate of short-term commercial papers is more favourable than short-term bank loans and the approval procedure for issuance of short-term commercial papers is not complicated, the directors are of the view that the adoption of the Short-term Commercial Paper Program is in the interests of the Company and its shareholders as a whole.

4. Extraordinary General Meeting

Pursuant to the articles of association of the Company, the Short-term Commercial Paper Program shall be approved by the shareholders of the Company. The 2006 First Extraordinary General Meeting of the Company (the “EGM”) will be held at Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China on 24 January 2006 (Tuesday) at 9:00 a.m.. A notice of the EGM is set out on page 4 to page 6 of this Circular. Special resolutions will be proposed for approving the Short-term Commercial Paper Program and authorising the directors to finalise the terms of the Short-term Commercial Paper Program and to implement the Short-term Commercial Paper Program.

The Board considers that the resolutions to be passed as special resolutions at the EGM are in the interests of the shareholders of the Company and recommends that the shareholders approve the resolutions.

The resolutions will be passed by way of a poll. The Company will announce the results of the EGM in newspapers in due course.

For H Shareholders, whether or not you are able to attend the EGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company not less than 24 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude H Shareholders from attending and voting at the EGM or any adjournment thereof. Under these circumstances, the H Shareholders will be deemed as having withdrawn the appointment of the proxy.

By order of the Board

Sinopec Shanghai Petrochemical Company Limited

Zhang Jingming

Company Secretary

Notice of the 2006 First Extraordinary General Meeting

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Notice of the 2006 First Extraordinary General Meeting

The Company and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this notice and confirm that there are no material omissions or false or misleading statements in this notice.

NOTICE IS HEREBY GIVEN that at the sixth meeting of the fifth session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) held on 7 December 2005, the Board of Directors decided to hold the 2006 First Extraordinary General Meeting (the “Meeting”) of the Company. Details of the Meeting are as follows:

1. Basic Information for convening the Meeting:

(1) Date and Time: Tuesday, 24 January 2006 at 9:00 a.m.;

(2) Venue: Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China;

(3) Convener: Board of Directors of the Company; and

(4) Form of Meeting: Voting at the Meeting

2. Items to be considered at the Meeting

To consider and, if thought fit, pass the following resolutions as special resolutions:

Resolution 1: An approval to be given to the Company to issue, in one or multiple tranches, short-term commercial papers with a maximum aggregate principal amount of RMB2 billion or any such maximum amount as approved by the People’s Bank of China pursuant to the Administrative Measures on Short-term Commercial Papers promulgated by the People’s Bank of China and any other applicable regulations; and

Resolution 2: An unconditional general mandate to be given to the Board or any two or more directors of the Company to determine the terms and conditions and any relevant matters in relation to the issue of the short-term commercial papers in view of the financing needs of the Company and the market conditions, including but not limited to the final principal amount, the interest rate and the term of maturity of the short-term commercial papers as set out in Resolution 1 above and the preparation and execution of all necessary documents.

3. Attendees of the Meeting

(1) Holders of the Company’s shares whose names appear on the register of members of the Company after the close of trading on 23 December 2005 or their proxies must complete the notice of attendance and return it to the Company by 2 January 2006. For details, please refer to the notice of attendance.

(2) Directors, supervisors and senior management of the Company.

(3) Representatives of professional intermediaries engaged by the Company and guests invited by the Board of Directors.

4. Method of registration:

(1) Please complete the notice of attendance for the Meeting. For details, please refer to the notice of attendance.

(2) Registration period: 24 December 2005 to 2 January 2006.

(3) Registration address: For details, please refer to the notice of attendance for the Meeting.

By order of the Board

Zhang Jingming

Company Secretary

Shanghai, 8 December 2005

Notes:

1. Shareholders whose names are registered in the register of members of the Company on close of trade on 23 December 2005 are entitled to attend and vote at the Meeting. Persons holding the Company’s H shares should note that the register of members of the Company’s H shares will be closed from 24 December 2005 to 23 January 2006, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company’s H shares who have not completed their transfer of shares and intend to attend the Meeting must deliver their instruments of transfer together with the relevant share certificates to the Company’s share registrar, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:00 p.m. on 23 December 2005.

2. Shareholders who intend to attend the Meeting are required to send the notice of attendance to the registered address of the Company by 2 January 2006. Please refer to the notice of attendance for details.

3. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person’s authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the form of proxy must be returned to the registered address of the Company not later than 24 hours prior to the commencement of the Meeting. A form of proxy is enclosed herewith. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Meeting.

4. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of a poll, if a poll is demanded in accordance with the articles of association of the Company.

5. The Meeting is expected to last for half a day. Shareholders or their proxies attending the Meeting shall be responsible for their own travel and accommodation expenses.

6. The votes to be taken at the Meeting will be taken by way of a poll, the results of which will be announced after the Meeting.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Form of Proxy for the 2006 First Extraordinary General Meeting

Number of shares relevant to this form of proxy (Note 1) I/We (Note 2) of being shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding A shares, H shares (Note 3) of the Company hereby appoint the Chairman of the 2006 First Extraordinary General Meeting (the “Meeting”)/ as my/our proxy to attend the Meeting of the Company to be held at Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China on 24 January 2006 (Tuesday) at 9:00 a.m. and to vote for me/us and on my/our behalf on the following resolutions as indicated. Failure to complete the boxes will entitle my/our proxy to vote at his/her discretion.

To consider and, if thought fit, pass the following resolutions as special resolutions:

RESOLUTIONS FOR (Note 4) AGAINST (Note 4)

Resolution 1:

An approval to be given to the Company to issue, in one or multiple tranches, short-term commercial papers with a maximum aggregate principal amount of RMB2 billion or any such maximum amount as approved by the People’s Bank of China pursuant to the Administrative Measures on Short-term Commercial Papers promulgated by the People’s Bank of China and any other applicable regulations.

Resolution 2:

An unconditional general mandate to be given to the Board or any two or more directors of the Company to determine the terms and conditions and any relevant matters in relation to the issue of the short-term commercial papers in view of the financing needs of the Company and the market conditions, including but not limited to the final principal amount, the interest rate and the term of maturity of the short-term commercial papers as set out in Resolution 1 above and the preparation and execution of all necessary documents.

Dated: Signature(s) (Note 5)

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s).

2. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3. Please insert the total number of shares registered in your name(s).

4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED “AGAINST”. Failure to complete the boxes will entitle your voting proxy to cast his/her vote at his/her discretion. On a poll, a shareholder is entitled to one vote for every fully-paid share held and a shareholder entitled to more than one vote need not use all his/her votes in the same way. A tick in the relevant box indicates that the votes attached to all the shares stated above as held by you will be cast accordingly. The total number of shares referred to in the two boxes for the same resolution cannot exceed the number of shares stated above as held by you.

5. This form of proxy must be signed by you or your attorney duly authorised in writing, or, in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised.

6. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the Meeting is preferred, please strike out the words “the Chairman of the Meeting and/or” and insert the name(s) and address(es) of the proxy/proxies desired in the space provided. In the event that two or more people (other than the Chairman of the Meeting) are named as proxies and the words “the Chairman of the Meeting ... and/or” are not deleted, those words and references shall be deemed to have been deleted.

7. If you appoint more than one proxy, the voting rights may only be exercised by way of a poll.

8. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Secretary’s Office of the Company, Sinopec Shanghai Petrochemical Company Limited, 48 Jinyi Road, Jinshan District, Shanghai 200540, P.R.C., not less than 24 hours before the time appointed for holding the Meeting (or any adjournment thereof).

9. Completion and delivery of a form of proxy will not preclude you from attending and/or voting at the Meeting (or any adjournment thereof) if you so wish.

10. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

11. In representing the shareholders to attend the Meeting, the proxy so appointed shall produce his/her identification document and the power of attorney duly signed by the appointor or the legal representative of the appointor. The power of attorney shall state the date of issuance.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Notice of Attendance for the 2006 First Extraordinary General Meeting

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend the 2006 First Extraordinary General Meeting (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) are required to fill in the following notice of attendance.

Name	No. of Shares
Identity Card No.	Shareholder Electronic Card No.
Address	Telephone
Signature(s): Date:
Notes:

1. In accordance with the decision made at the sixth meeting of the fifth session of the Board of Directors of the Company, the share registration date is 23 December 2005. The Company’s shareholders whose names appear on the register of members of the Company after the close of trading on 23 December 2005 are eligible to complete this notice of attendance and attend the Meeting.

2. Please fill in BLOCK LETTERS. Filling in a copy of this form is also valid.

3. Please attach a copy of your identity (Identity Card or Passport).

4. Please attach a copy of your share certificate.

5. Shareholders who wish to attend the Meeting are required to return this notice of attendance in person, by mail or by fax to the Company before 2 January 2006 (based on the postal chop of the local post office).

6. (a) If you choose to deliver in person, you can deliver to:

The Secretary’s Office of the Board of Directors of

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road, Jinshan District

Shanghai, PRC or

Suite B, 28/F, Huamin Empire Plaza

728 West Yan’an Road

Shanghai, PRC.

(b) If you choose to deliver by mail, you can mail to:

The Secretary’s Office of the Board of Directors of

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road, Jinshan District

Shanghai, PRC.

Postcode: 200540

(c) If you choose to reply by fax, you can fax to:

The Secretary’s Office of the Board of Directors of

Sinopec Shanghai Petrochemical Company Limited at: (8621) 57940050.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

BOOK CLOSURE DATES ANNOUNCEMENT

The Company wishes to confirm and remind its shareholders that the Company’s H share register will be opened for registration of transfer on 23 December 2005. To be entitled to attend the 2006 First EGM, holders of the Company’s H shares shall lodge transfer documents and the relevant share certificates with the Company’s share register at 17/F, Hopewell Centre, 183 Queen’s Road East, Hong Kong by 4:00 p.m. on 23 December 2005.

Reference is made to the notice of the 2005 second extraordinary general meeting dated 11 November 2005 and the postponement notice of the 2005 second extraordinary general meeting dated 7 December 2005 (together, the 2005 Second EGM Notices). Pursuant to the 2005 Second EGM Notices, the Company’s H share register will be closed from 28 November 2005 to 27 December 2005 (both dates inclusive) for the purpose of determining shareholders of the Company who are eligible to attend the 2005 second extraordinary general meeting to be held on 30 December 2005 (the 2005 Second EGM). Shareholders who were registered in the register of members of the Company at the close of trade on 25 November 2005 will be entitled to attend and vote at the 2005 Second EGM.

Reference is also made to the notice of the 2006 first extraordinary general meeting dated 8 December 2005 (the 2006 First EGM Notice) and the proposed closure of the register of members of the Company’s H share register from 24 December 2005 to 23 January 2006 (both dates inclusive) for the purpose of determining shareholders of the Company who are eligible to attend the 2006 first extraordinary general meeting to be held on 24 January 2006 (the 2006 First EGM). It was noted in the 2006 First EGM Notice that holders of the Company’s H shares who intend to attend the 2006 First EGM must deliver their instruments of transfer together with the relevant share certificates to the Company’s H share register before 4:00 p.m. on 23 December 2005.

In view of the foregoing, the Company wishes to confirm and remind its shareholders that the Company’s H share register will be opened for registration of transfer on 23 December 2005. To be entitled to attend the 2006 First EGM, holders of the Company’s H shares shall lodge transfer documents and the relevant share certificates with the Company’s share register at 17/F, Hopewell Centre, 183 Queen’s Road East, Hong Kong by 4:00 p.m. on 23 December 2005. The Company’s H share register would remain closed from 24 December 2005 to 23 January 2006 (both dates inclusive) as disclosed in the 2006 First EGM Notice.

The opening of the H share register of members on 23 December 2005 will not affect the eligibility of those shareholders who were registered on the register of members of the Company at the close of trade on 25 November 2005 to attend the 2005 Second EGM.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, 22 December 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Announcement of Receiving a One-off Compensation by

Sinopec Shanghai Petrochemical Company Limited

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and rule 11.7.3 of the listing rules of the Shanghai Stock Exchange.

The Company and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

In 2005, the international crude oil price continued to rise and fluctuated at a high level. As such, there has been a distortion of the correlation between prices of the domestic refined oil products and crude oil. China Petrochemical Corporation (the “Sinopec Group Company”) has recently received a notice from the Ministry of Finance (Caiqi[2005]No.298 document) that the Ministry of Finance will provide Sinopec Group Company a one-off compensation of RMB10 billion, of which China Petroleum & Chemical Corporation and its subsidiaries (“Sinopec Corp.”) will receive a one-off compensation of RMB9.415 billion. As a result, Sinopec Shanghai Petrochemical Company Limited (the “Company”) will receive a one-off compensation of RMB632.82 million in proportion to the Company’s volume of crude oil processed. Such compensation will be recorded in the Company’s total profits (profit before tax) for 2005 and will be subject to business income tax in accordance with the relevant requirements.

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and rule 11.7.3 of the listing rules of the Shanghai Stock Exchange.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 27 December 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.